Exhibit 23.2

                          Independent Auditor's Report

To the Board of Directors and Stockholders
Carver Bancorp, Inc.:

We consent to incorporation by reference in the annual report on Form 10-K of Carver Bancorp, Inc. and subsidiaries of our report dated June 24, 2003 relating to the consolidated statements of financial condition of Carver Bancorp, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2003, which report appears in the March 31, 2003 annual report on Form 10-K of Carver Bancorp, Inc. and subsidiaries.


                                                       /s/ KPMG LLP

New York, New York

June 27, 2003